The New Germany Fund, Inc.
Press Release

FOR IMMEDIATE RELEASE
For additional information:
Deutsche Bank Press Office (212) 250-7171, Media
Christopher Ferreira (800) 349-4281, Investors

FOR IMMEDIATE RELEASE
THE NEW GERMANY FUND, INC. ANNOUNCES COMMENCEMENT OF
TENDER OFFER
NEW YORK, NY, December 21, 2007 — The New Germany Fund, Inc. (the “Fund”) (NYSE: GF) today commenced an in-kind tender offer for approximately 20% of its issued and outstanding shares of common stock at a price per share equal to 96% of the net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day after the day the offer expires. If more than 20% of the Fund’s outstanding shares are tendered in the offer, the Fund will purchase shares from tendering shareholders on a pro rata basis. The tender offer will remain open through February 1, 2008, unless extended.
The Fund is conducting the offer in connection with the previously announced settlement of the civil class action Daniels vs. The New Germany Fund, Inc.
The tender offer referred to in this announcement will be made only by the Offer to Repurchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase shares will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction’s laws.
# # #
     The New Germany Fund, Inc. is a diversified, closed-end investment company seeking capital appreciation primarily through investment in the Mittelstand — an important group of small and mid-cap German companies. The Fund may invest up to 35% of its assets in large cap German companies, and up to 20% in other Western European companies. Its shares are listed on the New York Stock Exchange under the symbol “GF”. The Fund may focus its investments in certain geographic regions, thereby increasing its vulnerability to developments in that region. Investing in foreign securities presents certain unique risks not associated with domestic investments, such as currency fluctuation, political and economic change, and market risks. This may result in greater share price volatility. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

NOT FDIC/ NCUA INSURED	MAY LOSE VALUE	NO BANK GUARANTEE
NOT A DEPOSIT	NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY